UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For January 19, 2015

Commission File Number 001-36723

Amec Foster Wheeler plc
(formerly AMEC plc)
(Name of Registrant)

Amec Foster Wheeler plc
Old Change House
128 Queen Victoria Street
London EC4V 4BJ
United Kingdom
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   .

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Mandatory purchase of minority Foster Wheeler shareholders completed

Amec Foster Wheeler announces that, on 19 January 2015, it completed the squeeze-out merger under Swiss law (the "Squeeze-Out Merger") of Foster Wheeler AG ("Foster Wheeler") through its wholly owned subsidiaries AMEC International Investments BV and A-FW International Investments GmbH.

As previously announced, all remaining Foster Wheeler shareholders received, for each Foster Wheeler share held, a combination of $16.00 in cash and either (i) 0.8998 Amec Foster Wheeler shares, if the shareholder's address on the books and records of Foster Wheeler was outside the United States or (ii) 0.8998 Amec Foster Wheeler American depositary shares ("ADSs"), if the shareholder's address on the books and records of Foster Wheeler was in the United States.

The cash portion of the consideration was increased by $0.225 for each Amec Foster Wheeler share or Amec Foster Wheeler ADS received, in lieu of the Amec Foster Wheeler dividend of £0.148 (announced on 7 August 2014). This was calculated by converting the dividend amount to US$ (at the European Central Bank's 5 January 2015 exchange rate of $1.5223 per £1.00).

In aggregate, Amec Foster Wheeler will pay as consideration in the Squeeze-Out Merger approximately $77 million in cash and will issue 4,257,025 Amec Foster Wheeler shares.

A Form 15 will also be filed today with the United States Securities and Exchange Commission, requesting the deregistration of the Foster Wheeler shares under Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") and the suspension of Foster Wheeler's reporting obligations under Section 15(d) of the Exchange Act. Foster Wheeler's obligations to file reports under the Exchange Act, including Forms 10-K, 10-Q and 8-K, will be immediately suspended. Other filing requirements will terminate upon the deregistration under Section 12(g) of the Exchange Act becoming effective, which is expected to occur 90 days after the filing of the Form 15.

Enquiries to:

Amec Foster Wheeler plc:	+ 44 (0)20 7429 7500
Julian Walker, Group Corporate Affairs Director
Rupert Green, Head of Investor Relations

Amec Foster Wheeler (www.amecfw.com) designs, delivers and maintains strategic and complex assets for its customers across the global energy and related sectors.

With annualised scope revenues of £5.5 billion and over 40,000 employees in more than 50 countries, the company operates across the whole of the oil and gas industry - from production through to refining, processing and distribution of derivative products - and in the mining, clean energy, power generation, pharma, environment and infrastructure markets.

Amec Foster Wheeler shares are publicly traded on the London Stock Exchange and its American Depositary Shares are traded on the New York Stock Exchange. Both trade under the ticker AMFW.

Forward-Looking Statements
This announcement contains statements which constitute "forward-looking statements". Forward-looking statements include any statements related to the timing and success of the Squeeze-Out Merger and the acquisition of Foster Wheeler, and are generally identified by words such as "believe," "expect," "anticipate," "intend," "estimate," "will," "may," "continue," "should" and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Amec Foster Wheeler, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements. As a result, recipients should not rely on such forward-looking statements. Subject to compliance with applicable law and regulations, Amec Foster Wheeler does not intend to update these forward-looking statements and does not undertake any obligation to do so.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 19 January 2015
Amec Foster Wheeler plc (Registrant)

	By:	/s/ Alison Yapp

Name: Alison Yapp
Title: General Counsel & Company Secretary